                           SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)

Filed by the Registrant / /
Filed by a Party other than the Registrant /X/

Check the appropriate box:

/X/   Preliminary Proxy Statement         / /  Confidential, for Use of the
/ /   Definitive Proxy Statement               Commission Only (as permitted by
/ /   Definitive Additional Materials          Rule 14a-6(e)(2))
/ /   Soliciting Material Pursuant to
      Rule 14a-11(c) or Rule 14a-12


              BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC.
              -------------------------------------------------
               (Name of Registrant as Specified in Its Charter)

          KARPUS MANAGEMENT, INC. d/b/a KARPUS INVESTMENT MANAGEMENT
          ----------------------------------------------------------
                  (Name of Person(s) Filing Proxy Statement,
                        if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.

/ /  Fee computed on table below per Exchange Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies: Not applicable.

(2) Aggregate number of securities to which transaction applies: Not applicable.

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.

(4)  Proposed maximum aggregate value of transaction: Not applicable.

(5)  Total fee paid: Not applicable.

/ /  Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)  Amount Previously Paid: Not applicable.

(2)  Form, Schedule or Registration Statement No.: Not applicable.

(3)  Filing Party: Not applicable.

(4)  Date Filed: Not applicable.

                BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC.

    ------------------------------------------------------------------------

                       PROXY STATEMENT FOR SPECIAL MEETING

                        OF KARPUS MANAGEMENT, INC. d/b/a

                          KARPUS INVESTMENT MANAGEMENT

    ------------------------------------------------------------------------


          This Proxy Statement is furnished in connection with a solicitation of proxies by Karpus Management, Inc. doing business as Karpus Investment Management ("KIM"), to be used at a Special Meeting of Shareholders of Bull & Bear U.S. Government Securities Fund, Inc. After reviewing the proxy statement, PLEASE TAKE THIS OPPORTUNITY TO SIGN AND RETURN THE BLUE PROXY CARD TO GEORGESON & COMPANY, WALL STREET PLAZA, NEW YORK, NEW YORK 10005. YOUR VOTE IS CRITICAL. KIM RECOMMENDS THAT YOU VOTE AGAINST THE PROPOSALS RECOMMENDED BY THE BOARD OF DIRECTORS (PROPOSALS 1 &2) AND VOTE FOR THE KIM PROPOSAL (PROPOSAL 3).

         A special Meeting of Stockholders of Bull & Bear U.S. Government Securities Fund, Inc. (the "Fund") will be held at the offices of Stroock & Stroock & Lavan LLP, 180 Maiden Lane, 34th Floor, New York, New York, on August 31, 1998 at 8:00 a.m. (the "Meeting"). KIM is soliciting proxies for the following purposes:

 MANAGEMENT'S PROPOSAL # 1.

A. THE FUND'S CURRENT MANAGEMENT WANTS TO CHANGE THE FUNDAMENTAL INVESTMENT OBJECTIVE OF THE FUND FROM THAT OF POSSESSING A HIGH LEVEL OF CURRENT INCOME, LIQUIDITY, AND SAFETY OF PRINCIPAL TO A NON-FUNDAMENTAL POLICY WHICH WILL SEEK TO BALANCE THE POTENTIAL FOR GROWTH AND GREATER VOLATILITY OF EQUITY AND OTHER SECURITIES WITH GENERALLY MORE STABLE INCOME AND RELATIVELY MORE MODERATE PRICE FLUCTUATIONS.

MANAGEMENT ALSO WANTS TO

B. Eliminate the Fundamental Investment Policy of 65% of the total assets of the fund being invested in securities backed by the full faith and credit of the United States Government, direct obligations of the U.S. Government such as Treasury

Bills, Notes, and Bonds, and certain agency obligations such as the Government National Mortgage Association (GNMA).

C. Change from a diversified investment company to a non-diversified investment company sub-classification

D. Change the Fundamental Investment Restriction (current investment restriction #5) to enable the Fund to invest in Commodities and Commodity Futures
Contracts.

E. Change the Fundamental Restriction (current investment restriction #6) to enable the Fund to invest in companies, limited partnerships, or other entities that deal in real estate and REIT's and to reserve for the Fund the freedom of action to hold and sell real estate acquired as a result of the Fund's ownership of securities.

MANAGEMENT'S PROPOSAL #2

         TO CHANGE THE NAME OF THE FUND.

PROPOSAL #3 MADE BY KARPUS INVESTMENT MANAGEMENT

         .
         Karpus Investment Management proposes: The investment advisory and management contract between Bull & Bear Advisers, Inc. and Bull & Bear U.S. Government Securities Fund, Inc. be terminated at the next meeting of shareholders due to sub-par performance and uncontrolled expenses and Karpus Management Inc., d/b/a Karpus Investment Management, Inc. be hired as the replacement investment advisor and manager of the Fund. KIM will reduce investment management fees by 5% from the Fund's current schedule

         This Proxy Statement is furnished in connection with a solicitation of proxies by KIM to be used at the Meeting. Stockholders of record at the close of business on July 6, 1998 ("Record Date") are entitled to be present and to vote on matters at the Meeting. Stockholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held. Stockholders of the Fund will vote as a single class and will vote separately on each proposal. Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If no instructions are given, such shares will be voted AGAINST Proposals 1, and 2 and FOR Proposal 3 and on any other matter that may properly come before the Meeting. If the enclosed form or proxy is executed and returned, it nevertheless may be revoked by another proxy, or by letter, or telegram directed to the Fund, which must indicate the stockholder's name. To be effective, such revocation must be received prior to the Meeting. In addition, any stockholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of the Record Date, the Fund had 747,235.748 shares of common stock issued and outstanding.

         It is estimated that this proxy statement and proxy voting card will be mailed to stockholders of record on or about____________________, 1998. The Fund's principal executive offices are located at 11 Hanover Square, New York, New York 10005. Copies of the Fund's most recent Annual and Semi-Annual Reports are available without charge upon written request to the Fund at 11 Hanover Square, New York, New York 10005 or by calling toll-free 1-888-847-4200. Bull & Bear Advisers, Inc. (the "Investment Manger"), located at 11 Hanover Square, New York, New York 10005 is the Fund's investment manager.

CHANGES TO INVESTMENT OBJECTIVE AND CERTAIN INVESTMENT POLICIES.

         The current Management of the Fund, in the opinion of KIM, should not be given broader investment powers. This is the same Management that recommended converting the Fund to closed-end format which resulted in the shares selling at a discount to the net asset value. Once the Fund's fundamental policy of investing in securities backed by full faith credit of the United States, direct obligations of the United States, Treasury Bills, Notes, Bonds, and certain agencies such as the Government National Mortgage Association is changed, the Fund's Management can invest up to 50% of the assets of the Fund in a broad range of unrelated securities without any further approval of the shareholders. THE FUND'S MANAGEMENT SHOULD NOT HAVE THIS POWER. It is the opinion of KIM that the Fund's Management has consistently made poor recommendations in the past which have directly contributed to the Fund's poor performance.

ADDITIONAL PORTFOLIO SECURITIES

         Currently the Fund's portfolio is invested in U.S. Treasury Notes and Bonds and U.S. Government Agency Bonds. This conservative portfolio maintains the highest possible credit quality. Pursuant to the proposed changes to the investment objective and management policies, only 50% of the value of the total assets would be invested in U.S. Government Securities, obligations of other U.S. Government agencies or instrumentalities, including inflation-indexed instruments, and money market instruments. This would permit the Fund to invest up to 50% of the total assets of the Fund in equity securities, such as common or preferred stock, convertible securities, non-municipal debt securities, mortgage-related securities, asset backed securities, warrants, loan participation interests, securities of other investment companies, and securities issued by companies that invest in natural resources or commodities. Issuers of these securities may include U.S. and foreign entities, including small capitalization companies and private companies, and such securities may be denominated in U.S. dollars or foreign currencies.

         Management is proposing that the current Investment Restriction #5 which prohibits the Fund from purchasing or selling commodities or commodity futures contracts, except for financial and foreign currency futures contracts and options thereon, and options and forward contracts on foreign currencies be renumbered as Investment Restriction #4 and will be revised to permit the Fund to purchase and sell options, futures contracts, including those relating to indices, and options on futures contracts or indices. KIM OPPOSES THESE CHANGES AND RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

         Management is also proposing that the current Investment Restriction #6 be renumbered as Investment Restriction #5 , which prohibits the Fund from purchasing or selling real estate, but permits the Fund to invest in securities (excluding limited partnership interests) secured by real estate or issued by companies which invest in real estate, will be revised to clarify that the Fund may invest in companies, limited partnerships, or other entities that deal in real estate and REITS and to reserve for the Fund the freedom of action to hold and sell real estate acquired as a result of the Fund's ownership of securities. It is the opinion of KIM that this action of investing in REIT's would also increase the risk level within the Fund as REITS's are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation, and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act. Thus the value securities issued by REIT's are affected by tax and regulatory requirements and by perceptions of management skill. In the case of limited partnerships, it is the opinion of KIM that these securities are less liquid and more difficult to value than frequently traded securities. KIM OPPOSES THESE CHANGES AND RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

         Management's proposals would also allow for investment in securities that are rated lower than investment grade or non-rated securities. There would be a greater risk of timely repayment of principal and interest or dividends on these securities. Securities ratted BB or lower by S&P or Ba by Moody's are often referred to in the financial press as "junk bonds" and may include issuers that are in default. It is proposed by management of the Fund that no more than 5% of the total assets of the Fund may be invested in this manner. The Fund may also invest in securities that are currently in bankruptcy if the Manager believes that the issuer will emerge from bankruptcy. THE NEW INVESTMENT OBJECTIVE AND POLICIES NOTED IN MANAGEMENT'S PROPOSALS 1D AND 1E WOULD BE NON-FUNDAMENTAL. This would empower the Board of Directors with the authority to change investment policies at any time WITHOUT THE APPROVAL OF THE SHAREHOLDERS.

         Management of the Fund, in the opinion of KIM, has previously made decisions that were not in the best interests of the Fund, for example, the change in format of the

Fund from open-end to closed-end in October of 1996. This decision caused shareholders who owned the Fund on October 31, 1996 to lose slightly over 10% of the market value of the shares by November 20, 1996. It is also the opinion of KIM that the 8% distribution policy adopted by the Fund could possibly erode the net asset value of the Fund in the future. The 8% distribution policy of the Fund is to pay out dividends to the shareholders of 2% of the net asset value of the fund on a quarterly basis. This dividend is to be comprised of any interest earned, dividends received, and if this is not sufficient to equal 2%, then the balance is to be return of principal.

         In order to implement its proposal to change the Fund's investment objective and certain investment policies (Proposal 1A), the Fund's Management has also proposed to make corresponding changes in investment restrictions relating to commodities (Proposal 1D) and real estate (Proposal 1E).

         KIM WANTS THE FUND TO REMAIN A DIVERSIFIED
         INVESTMENT COMPANY.

         The Fund currently is classified as a "diversified" investment company, which by definition of the Investment Company Act of 1940 (the "1940 Act") generally limits its investment with respect to 75% of its total assets, to not more than 5% of such assets in the securities of a single issuer and to not more than 10% of the outstanding voting securities of such issuer.

            The possible change to a "non-diversified" investment company would permit the Fund to allow a relatively high percentage of the Fund's assets to be invested in the securities of a limited number of issuers and in more than 10% of the outstanding voting securities of issuers, including small capitalization companies and private companies.

         This change, in the opinion of KIM, would substantially increase the volatility and risk level within the Fund. If the fund was to become a non-diversified investment company this would eliminate the current investment policy #1.
         KIM RECOMMENDS THAT  YOU VOTE AGAINST MANAGEMENT'S
         PROPOSALS 1A, 1B,  1C, 1D, AND 1E.

MANAGEMENT'S PROPOSAL 2.

         KIM WANTS TO RETAIN THE CURRENT NAME OF THE FUND.

         KIM proposes to continue the current name of the Fund. The name "Bull & Bear U.S. Government Securities Fund, Inc." ensures investors that 65% of the assets of the Fund must be invested in U.S. Government Securities. This current name provides investors with the high quality securities in which they have originally chosen to invest.

         KIM RECOMMENDS THAT YOU VOTE AGAINST MANAGEMENT'S
         PROPOSAL 2.

PROPOSAL #3 MADE BY KARPUS INVESTMENT MANAGEMENT

         .
         Karpus Investment Management proposes: The investment advisory and management contract between Bull & Bear Advisers, Inc. and Bull & Bear U.S. Government Securities Fund, Inc. be terminated at the next meeting of shareholders due to sub-par performance and uncontrolled expenses and Karpus Management Inc., d/b/a Karpus Investment Management, Inc. be hired as the replacement investment advisor and manager of the Fund. KIM will reduce investment management fees by 5% from the Fund's current schedule

         KIM is proposing the termination of the management contract and the advisory contract of Bull & Bear Advisers, Inc. with the Fund due to inferior investment performance and uncontrolled expenses. KIM believes that the Fund has generated inadequate investment returns for shareholders. On October 4, 1996, Fund management recommended the conversion of the Fund from an open-end format to closed-end format. This was subsequently approved by the shareholders. From October 4, 1996 through and including June 30, 1998 shares of the Fund have experienced a -11.7647% price decline. The market price on October 4, 1996 was $14.75 per share, whereas the June 30, 1998 market price was $13.125 per share. (Based on closing prices.) The total return of the Fund including dividends being reinvested in shares equaled an annual equivalent of 0.0462% (10/4/96 through 6/30/98). During this same time period the Merrill Lynch 1-10 Year U.S. Government Index generated an annualized return of 7.33%.

         The net asset value of the Fund has also seriously underperformed appropriate market indices. As computed on Bloomberg Analytics, the simple price appreciation or depreciation (net change in price) of the NAV of the Fund, which does not include dividends being reinvested, from February 7, 1997 (this is the first reported NAV to Bloomberg) to June 30, 1998 equaled a -1.8573% annual equivalent. ( Annual equivalent is the annual representation of a securities yield which pays interest more than once a year. )

         As reported in The Wall Street Journal on June 30, 1998 according to Lipper Analytical Services, Inc., Bull & Bear U.S. Government Securities Fund. Inc. ranked in the BOTTOM 10 PERFORMERS IN THE CLOSED-END BOND CATEGORY.

         Bull & Bear U.S. Government Securities Fund, Inc.'s net asset value return from June 30, 1997 to June 30, 1998 was reported to be 5.40% which was the last place performance out of 118 closed-end bond funds in the Wall Street Journal Quarterly Closed-End Funds Review, published on July 6, 1998. (This included categories of U.S. Gov't Bond Funds, U.S. Mortgage Bond Funds, Investment Grade Bond Funds, Loan Participation Funds, High Yield Bond Funds, and Other Domestic Taxable Bond Funds.)

          KIM believes that the Fund's management is not holding expenses at reasonable levels. Expenses for the six month period ended December 31, 1997 were $245,504, compared to $239,566 for the FULL fiscal year ended June 30, 1997. More than 50% of the income generated by the Fund for the six month period ended December 31, 1997 was dedicated to expenses. Based on the 747,235.748 outstanding shares as of July 6, 1998, the six month expenses ended December 31, 1997 ($245,504) attributed to a shareholder owning 1,000 shares of the Fund would have been $328.55, or approximately $0.33 per share. The Fund's August 23, 1996 proxy statement cited under Reasons for Conversion: "The Directors believe that the Conversion will provide the Fund with greater flexibility to seek its investment objective with lower operating expenses." This did not happen, in fact expenses escalated. High expenses are depriving investors of additional investment return.

WHY SHAREHOLDERS SHOULD WANT KARPUS TO MANAGE THE FUND.

         Karpus Management, Inc. d/b/a Karpus Investment Management, Inc. ("KIM") is located at 14 A Tobey Village Office Park in Pittsford, New York 14534 (a suburb of Rochester). Formed in May of 1986 by George W. Karpus, President, KIM specializes in conservative fixed income investment management. As of May 31, 1998 Karpus currently has approximately $340,000,000 under management comprised of 176 client relationships, with an average account size of $1,700,000. KIM currently employs 16 staff members, nine of which are professionals.

         KIM is well regarded for it's expertise in the fixed income market. KIM is ranked among the "Worlds Best Money Managers", published by Nelson's Information, Inc., in eight fixed income categories for the period ended December 31, 1997. KIM is also ranked by Mobius Group in the top quartile of all fixed income managers for the quarter, year, 3 year, 5 year, and ten year period ended December 31, 1997.

         KIM proposes if selected as the replacing investment manager for the Fund, that there will be a reduction in management fees by 5 % from the current level presently charged by Bull & Bear Advisers, Inc. This reduction in fees may slightly increase returns for shareholders.

         KIM presently represents beneficial ownership, on behalf of its clients, of 119,250 shares of the Fund or approximately 16.12% of the outstanding shares. As the largest shareholder of the Fund. KIM will dedicate its efforts to reducing expenses, improving investment returns, lowering management fees, and being responsive to shareholders of the Fund. KIM will initiate activities to attempt to close the discount to net asset value of the Fund, which may increase shareholder value. These activities may include instituting share repurchase programs, tender offers, and open ending the Fund. KIM has no previous experience in managing a mutual fund, however KIM currently manages five accounts that are larger than the Fund.

         The officers of KIM include George W. Karpus, President and CEO and JoAnn Van Degriff, Senior Vice President . KIM is a privately owned investment advisor, with no affiliations with any bank or brokerage firm. The largest shareholder of KIM is

George W. Karpus. None of the officers or employees of KIM presently own shares in the Fund, nor have they owned shares in the past.

         IF THE SHAREHOLDERS APPROVE THE NEW INVESTMENT GUIDELINES PROPOSED BY MANAGEMENT OF THE FUND, KIM WILL BE FORCED TO SELL THE MAJORITY OF ITS CLIENTS' SHARES. The accounts managed by KIM have investment restrictions which would preclude owning any type of balanced (equity and fixed income) investment vehicle. The majority of the accounts managed by KIM that hold shares of the Fund are prohibited in their investment guidelines from owning funds that contain the investments proposed by the Board of Directors. If Management's proposals are approved by the shareholders it would cause KIM to sell the majority of the clients' shares of the Fund, which could result in a reduced market price and further widening of the discount to NAV at which the Fund currently trades. This could cause investors to see the market value of their shares to decline substantially. Management of the Fund is fully aware of this fact, which was disclosed to the Fund in September of 1997 when the Fund previously proposed to become a "Balanced Fund." If the conversion of the Fund to a balanced format is not approved by the shareholders, the Accounts would not be forced by investment restrictions to sell Fund shares in the open market.

         It is the opinion of KIM that the market discount to net asset value may have been wider if it was not for the market participation of KIM. The total volume traded for the Fund from December 3, 1996 through June 30, 1998 equaled 754,500 shares. The current holding of the Accounts at 119,250 shares that were purchased from December 3, 1996 through June 30, 1998, represented 15.80% of this total volume. KIM believes that the activity generated by KIM helped support the price of the Fund and allowed liquidity for shareholders who wanted to sell their shares.

         KIM would directly benefit from managing the Fund by revenues from management fees derived from the Fund.

         KIM RECOMMENDS THAT  YOU VOTE FOR KIM'S PROPOSAL 3.
 .

OTHER MATTERS

         KIM and the following advisory clients for whom it acts as investment adviser will bear the cost of soliciting proxies: Acra-Local 725 Pension Trust of Dade, Amalgamated Transit Union Local #1342, Cardinal American Corporation, Jeffrey I Cooper, Elderwood Affiliates, Inc. Retirement Plan, Seymour Fisher Marital Tr., Fish Furniture Profit Sharing Tr., The William and Estelle Golub Foundation, Inc., Hammer Lithograph Corp. Deferred Profit Sharing, Peter Russo, Trustee U/W William Henderson FBO F. Elizabeth, City of Hialeah Police Pension Fd., InterMetro Ind. Corp. Salaried Employees Pension Trust, James E. Morris IRA Rollover, Monro Muffler Brake, Inc. Retirement Plan, Painters Local 150 Annuity Fund, Plumbers & Pipefitters Local 138

Pension Fund, Roman Catholic Diocese of Syracuse, Inc., Sheet Metal Workers Local 46 Annuity Fund., Sheet Metal Workers Local 46 Pension Fund, YWCA of Rochester and Monroe County- Board Designated Fd., YWCA of Rochester & Monroe County- Endowment Fund, R. M. Blumenberg MD, M.L. Gelfand MD, P.A. Skudder MD Retirement Plan, John W. Brown Jr. IRA Rollover, Gateway-Longview Inc. Asset Management, Golub Corporation Employees Retirement Plan, Bull Bros. Inc. Employees Profit Sharing Plan, James Vazzanna, Patircia Vazanna & Michael Ray as Trustees for Andrew J. Kirch Charitable Remainder Trust U/Paragraph 7th of Will
R. Edward Lodico IRA Rollover, Ronald and Judith Newman, and Siewert Equipment Co. Inc. Deferred Profit Sharing Plan. In addition to the use of the mails, proxies may be solicited personally, by telephone or by other means and such clients may pay persons holding Fund shares in their names or those of their nominees for their expenses in sending soliciting materials to their principals. Solicitations will be made by regular employees of KIM. In addition, the Fund will retain Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005 to solicit proxies on behalf of the Board for a fee estimated at $20,000 plus expenses. Additional costs and expenditures, including fees for attorneys, printing, and mailing are anticipated to be approximately $50,000. KIM intends to seek reimbursement from the Fund to itself and its advisory clients for some or all of their costs of solicitation from the Fund.

         KIM has been advised by The Fund, which advise is applicable to proxies, as follows:

                  If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" ( that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention ( collectively "abstentions") the Fund's shares represented thereby will be considered to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business. Under Maryland law, abstentions do not constitute a vote "for" or "against" a matter and will be disregarded in determining "votes cast" on an issue.

                  In the event that a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons names as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes cast, the nature of any further solicitation, and the information to be provided to stockholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the meeting in person or by proxy. A stockholder vote may be taken for one or more of the proposals in this Proxy Statement prior to any adjournment if sufficient votes have been received for approval. If a quorum is present, the persons named as management proxies will vote those proxies which they are entitled to vote "for" a Proposal in favor of adjournment, and will vote those proxies required to be voted "against" a Proposal against any adjournment. A quorum is constituted with respect to the Fund by the presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote at the Meeting.

         The Fund's Management has alleged that KIM has engaged in improper actions. They have alleged that KIM has damaged the Fund's trading market and violated Section 16 (b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. KIM has repeatedly and vigorously denied these allegations, which are now pending before the United States District Court, Southern District, New York. KIM believes that the Fund's Management is using this action to deny KIM access to the shareholder list and records of the Fund and to force KIM to incur additional expenses. KIM has fully funded the legal fees needed to promote a proxy contest, obtain a list of holders of the Fund, along with defending itself against pending legal action by the Fund. The Board of Directors of the Fund has continuously approved the Fund's outrageous legal expenses, express mail costs, and other related expenses through their Audit Committee.

         KIM RECOMMENDS THAT YOU VOTE AGAINST ALL PROPOSALS BY THE BOARD OF DIRECTORS AND THAT YOU VOTE FOR KIM's PROPOSAL.

PLEASE VOTE THE BLUE PROXY CARD. IF YOU HAVE ANY QUESTIONS, WE URGE YOU TO CONTACT KIM TO DISCUSS ANY ISSUES WHICH MAY BE OF CONCERN. PLEASE CALL 800-646-4005 ANYTIME BETWEEN 8:30 A.M. AND 5:00 P.M.

         YOUR VOTE IS IMPORTANT, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

IF YOU NEED ASSISTANCE VOTING YOUR SHARES, PLEASE CONTACT OUR
PROXY SOLICITOR, GEORGESON & CO. AT  800-223-2064

                          KARPUS MANAGEMENT, INC. d/b/a
                         KARPUS INVESTMENT MANAGEMENT.
                         14 A Tobey Village Office Park
                            Pittsford, New York 14534

        THIS PROXY IS SOLICITED ON BEHALF OF KARPUS INVESTMENT MANAGEMENT

The undersigned hereby appoints George W. Karpus and Joel Negrin as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, as designated below, all the shares of common stock of Bull & Bear U.S. Government Securities Fund, Inc. outstanding in the name of the undersigned on July 6, 1998, at the special meeting of shareholders to be held on August 31, 1998 or any adjournment(s) thereof. IF NO DIRECTIONS ARE GIVEN, THE PROXIES WILL VOTE "AGAINST" PROPOSALS 1, AND 2, AND "FOR" PROPOSAL 3 AND IN THEIR DISCRETION ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY/VOTING INSTRUCTIONS CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

KIM RECOMMENDS A VOTE "AGAINST" MANAGEMENT'S PROPOSALS 1A, 1B, 1C, 1D, 1E, and
2.

Management's Proposal #1.

A. Management wants to change the fundamental investment objective of the Fund from that of possessing a high level of current income, liquidity, and safety of principal to a non-fundamental policy which will seek to balance the potential for growth and greater volatility of equity and other securities with generally more stable income and relatively more moderate price fluctuations.

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

 B. Eliminate the fundamental investment policy of 65% of the total assets of the fund being invested in securities backed by the full faith and credit of the United States Government, direct obligations of the U.S. Government such as Treasury Bills, Notes, and Bonds and certain agency obligations such as the Government National Mortgage Association (GNMA).

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

C. Change from a diversified investment company to a non-diversified investment company sub-classification.

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

D. Change the Fundamental Investment Restriction (current investment restriction #5) to enable the Fund to invest in Commodities and Commodity Futures Contracts.

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

E. Change the Fundamental Investment Restriction (current investment restriction #6) to enable the Fund to invest in companies, limited partnerships, or other entities that deal in real estate and REIT's and to reserve for the Fund the freedom of action to hold and sell real estate acquired as a result of the Fund's ownership of securities.

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

Management's Proposal # 2

         To Change the Current Name of the Fund

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

PROPOSAL #3 MADE BY KARPUS INVESTMENT MANAGEMENT

         .
         Karpus Investment Management proposes: The investment advisory and management contract between Bull & Bear Advisers, Inc. and Bull & Bear U.S. Government Securities Fund, Inc. be terminated at the next meeting of shareholders due to sub-par performance and uncontrolled expenses and Karpus Management Inc., d/b/a Karpus Investment Management, Inc. be hired as the replacement investment advisor and manager of the Fund. KIM will reduce investment management fees by 5% from the Fund's current schedule.

         [_]  FOR                  [_]  AGAINST               [_]  ABSTAIN

KIM RECOMMENDS  A VOTE FOR KIM'S PROPOSAL # 3.

Remember - The last proxy you sign and date will be the proxy that counts for your vote. Make sure that you are voting the proposals the way you wish.

                                                ---------------------------
                                                Signature

                                                ---------------------------
                                                Signature, if held jointly

                                                Dated:_________________, 1998

                           Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.